March 9, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File No. 811-22655

Dear Sir/Madam:

On behalf of the Northern Lights Fund Trust III, a registered investment company (the "Trust"), we submit with this letter, via electronic filing, a definitive proxy statement on behalf of the Counterpoint Tactical Income Fund (the “Fund”). The Proxy Statement relates to a special meeting of the Fund’s shareholders to consider approval of a new advisory agreement with Counterpoint Mutual Funds, LLC, due to a proposed change of control of the adviser (and was refiled to correct an error in the address of a controlling shareholder).

If you have any questions, please contact Chris Moore at (614) 469-3266.

Sincerely,

/s/ Chris Moore